EXHIBIT 99.1

NewsRelease

**Editor’s note: News Conference today at 10:30 AM (EST). Details below.

$12-Billion Energy East Pipeline Project Takes
Important Step Forward With NEB Application Filing

30,000-page regulatory application highlights economic benefits, safety and the environmentally responsible development of Canada’s largest crude oil pipeline

TORONTO and QUÉBEC CITY– October 30, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) is pleased to announce that it has filed a formal project application for the Energy East Pipeline Project with the National Energy Board of Canada (NEB). The detailed application for the approximately           1.1-million-barrel-per-day pipeline is the result of more than 18 months of environmental studies, engineering work and public consultation, making it one of the most extensive regulatory applications in TransCanada’s history. This multi-billion dollar project will enhance Canada’s energy security while providing thousands of jobs and billions of dollars for the Canadian economy.

“Not since the construction of the Canadian Mainline has there been an opportunity to connect the vast energy resources from Western Canada to eastern Canadian markets,” said Russ Girling, TransCanada’s president and chief executive officer. “This is a project that will help support thousands of jobs across the country and generate billions of dollars in government tax revenues over both the short- and long-term. It will provide the safest and most efficient access to markets for Canada’s growing crude oil production, ensuring we realize the greatest value for our natural resources. Energy East will also eliminate the need for Eastern Canada to import most of the 700,000 barrels it consumes every day.”

The Energy East Pipeline Project application is a significant milestone in a multi-step regulatory process to receive the necessary approvals to convert an existing natural gas pipeline to crude oil service, construct new facilities and operate the pipeline and terminal facilities. Within the pages of the 70 printed binders filed with the NEB are specific details on environmental planning measures, design and construction methods for safe operations, findings from an independent environmental and socio-economic assessment, and details on discussions with more than 7,000 individuals, 5,500 landowners and 158 First Nation and Metis communities across six provinces.

“Our application outlines how Energy East will be built and operated in a safe and environmentally responsible manner, while generating significant benefits for all Canadians,” added Girling. “We have been out in the field for more than 18 months gathering data, performing environmental studies and engaging with Aboriginal and stakeholder groups in the initial design and planning of the project.  This extensive regulatory application is a result of that effort and of the effort of thousands of hard-working and dedicated individuals involved in its development across the country.”

The application contains a breakdown of the latest job and economic benefits for the full scope of both the Energy East Pipeline Project and the proposed Eastern Mainline Pipeline Project based on new studies by the Conference Board of Canada and IHS. The studies conclude that Energy East will:

•	Make eastern Canadian refineries more competitive by allowing them to eliminate their reliance on more expensive crude oil imported from overseas.

•	Support an average of approximately 14,000 direct and indirect full-time jobs across Canada during development and construction.

•
Generate more than $7 billion in additional tax revenues after the first 20 years of operation for local, provincial and federal governments, along with billions of dollars in economic activity across the country.

The Energy East Pipeline Project involves converting approximately 3,000 kilometres (1,864 miles) of TransCanada’s existing Canadian Mainline system from natural gas to crude oil transmission service and constructing approximately 1,600 kilometres (990 miles) of new pipeline. The pipeline will transport crude oil from receipt points in Alberta and Saskatchewan to delivery points in Montréal and Lévis, Québec and to a proposed new marine terminal in Cacouna, Québec. The pipeline will terminate in Saint John, New Brunswick where TransCanada and Irving Oil Company, Limited have formed a joint venture to build, own and operate a new deep water marine terminal.

Converting one of the pipelines in the Canadian Mainline natural gas transmission system to crude oil service will make better use of capacity on the Canadian Mainline that is no longer needed to export natural gas to the United States.  Along with the Energy East Pipeline Project application, TransCanada also filed an application to build and operate the Eastern Mainline Pipeline Project in southern Ontario. The proposed $1.5-billion project will provide an additional 250 kilometres (156 miles) of natural gas pipeline in an area where the demand and need are strong — the Toronto-to-Montréal corridor — providing greater access to affordable new natural gas supplies from the northeastern United States. The combination of the conversion of 3,000 kilometres (1,864 miles) of existing natural gas infrastructure and the construction of the Eastern Mainline Pipeline Project will result in savings of approximately $900 million in transmission costs over the next 15 years for Canadian Mainline natural gas shippers. As we have for more than 60 years, TransCanada will continue to provide a safe and reliable supply of natural gas for schools, hospitals, businesses and homes in Eastern Canada at competitive rates for our customers.

“Whether it is oil, natural gas or electricity, TransCanada prides itself on the safe and reliable delivery of energy products to markets where they are needed,” concluded Girling.  “I am very proud of that fact and of the work our employees undertake each day to ensure our pipelines and infrastructure systems safely deliver the energy Canadians have come to depend on. I can tell you without a doubt, that no one has a stronger interest than we do in ensuring the safe operation of our systems. It is something we simply will not compromise on.”

In addition to emergency response plans developed with local emergency response agencies along the pipeline’s entire route, safety measures planned for Energy East include conducting thorough inspection and upgrade work to existing pipe to ensure its safe conversion to crude oil transportation and placing automatic shut-off valves and using thicker-walled pipe near major water bodies.  All of TransCanada’s oil pipelines are monitored 24/7 by a state-of-the-art control system, allowing highly-trained operators to stop the flow of oil within minutes if necessary.

The Energy East Pipeline Project is expected to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets, and is anticipated to be in service for deliveries in Québec and New Brunswick by late 2018, subject to receiving the necessary regulatory approvals and permits. The project has secured more than 900,000 barrels per day of firm, 20-year shipping contracts and is an important element of TransCanada’s $39-billion capital program. Once in operation, the Energy East Pipeline is expected to generate $1.7 billion in annual earnings before interest, taxes, depreciation and amortization (EBITDA).

For more information about the Pipeline Project, visit the project websites at: www.energyeastpipeline.com or www.oleoducenergieest.com

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or follow us on social media and 3BL Media.

News Conference
TransCanada’s President and Chief Executive Officer Russ Girling and TransCanada’s Executive Vice-President and President of Development Alex Pourbaix along with Energy East Pipeline Project President Francois Poirier will host a news conference this morning to discuss the proposed Energy East Pipeline Project. For media not in attendance, web and video conferencing will be available for the event with an opportunity for media to ask questions over the phone.

Date:	Thursday, October 30, 2014

Time:	8:30 a.m. (MST) 10:30 a.m. (EST)

Location 1:	Toronto:
Metro Toronto Convention Centre – Room 202 A-D
255 Front Street West, Toronto

Russ Girling
President and Chief Executive Officer, TransCanada

Alex Pourbaix
Executive Vice-President and President of Development, TransCanada

Location 2:	Québec City:
Hilton Québec – Les Plaines Lounge
1100 Rene Levesque East, Québec City

Francois Poirier
President, Energy East Pipeline Project

John Van der Put
Vice-President, Québec and New Brunswick, Energy East Pipeline Project

Philippe Cannon
Director, Québec, Energy East Pipeline Project

Dial-In:	To access the live English webcast (live audio and video) of the news conference visit: http://www.gowebcasting.com/5877

For questions, media can dial-in at: 416-695-7806 or 1-888-789-9572

Pass code: 6841062

To access the live French webcast (live audio and video) of the news conference visit: http://www.gowebcasting.com/5878

For questions, media can dial-in at: 416-695-7806 or 1-888-789-9572

Pass code: 9854058

Other:	Audio-visual equipment is located on-site and a media feed will be available for those in attendance.

Media:	Accredited media welcome. May be asked to show credentials

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 31, 2014 and 2013 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Mark Cooper/Philippe Cannon (Montréal)
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522